Exhibit 99.1

111, Inc. Announces Fourth Quarter and Fiscal Year 2025 Financial Results

•	Continuing Transition to an Asset-Light Business Model to Improve Overall Efficiency

•	Delivered Non-GAAP Operating Profitability in Both Q4'25 and FY'25

•	Generated Positive Operating Cash Flow for Both Q4'25 and FY'25

•	Continued Gross Profit Margin Expansion for B2B Business in Both Q4’25 and FY'25

SHANGHAI, April 9, 2026 /PRNewswire/ – 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

2025 Executing Strategic Optimization: Embraces Asset-Light Partnership Network Growth

In 2025, the Company proactively implemented strategic structural optimization by divesting its 100% equity interests in several subsidiaries. While this structural optimization created a temporary headwind for top-line revenue, these facilities have now joined our ecosystem as fulfillment partners and are dedicated to serving our customers exclusively. Through the divestiture of these entities and our transition to a warehouse partnership model—where we generate recurring commission income rather than bearing the operational and capital burdens—we have successfully driven continued margin expansion. By optimizing our network and selectively exiting underperforming fulfillment centers, we have strengthened our ability to further improve our profitability and liquidity profile in the future.

Fourth Quarter 2025 Highlights

•	Net revenues were RMB2.8 billion (US$403.3 million) and gross segment profit (1) was RMB164.9 million (US$23.6 million). Due to the strategic optimization, gross margin continued to expand. B2B gross profit margin reached 5.6%, representing an improvement of 60 basis points from 5.0% in the same quarter of 2024.

•	Total operating expenses were RMB165.2 million (US$23.6 million), representing a decrease of 21.3% compared to RMB209.8 million in the same quarter of 2024, highlighting continued cost optimization and efficiency gains.

•	Non-GAAP income from operations (2) was RMB0.2 million (US$0.03 million), compared to a non-GAAP loss from operations of RMB2.3 million in the same quarter of 2024. The Company achieved non-GAAP operating profitability in the quarter, marking a year-over-year turnaround from loss to profit.

•	Net cash provided by operating activities was RMB29.9 million (US$4.3 million). The Company achieved a meaningful operating cash flow turnaround, moving from negative to positive year-over-year, underscoring stronger business fundamentals and improved financial health.

Fiscal Year 2025 Highlights

•	Net revenues were RMB12.6 billion (US$1.8 billion) and gross segment profit was RMB723.4 million (US$103.4 million). Due to the strategic optimization, B2B gross profit margin rose 10 basis points from 5.4% to 5.5% year-over-year, reflecting continued optimization of core operations.

•	Total operating expenses were RMB725.8 million (US$103.8 million), representing a decrease of 12.3% compared to RMB827.1 million in the prior year. The Company continued to focus on operational efficiency and disciplined cost management.

•	Non-GAAP income from operations was RMB7.7 million (US$1.1 million), compared to RMB22.3 million in 2024. The year-over-year decrease reflected the intentional reduction in revenue scale resulting from the strategic transition, partially offset by continued gross margin expansion. Importantly, the Company maintained non-GAAP operating profitability for both 2025 and 2024, marking a key milestone on the path toward sustainable earnings.

•	Net cash provided by operating activities was RMB119.1 million (US$17.0 million). The Company delivered annual positive operating cash flow for both 2025 and 2024, demonstrating improved financial discipline and business quality.

•	Cash and cash equivalents, restricted cash and short-term investments amounted to RMB611.3 million (US$87.4 million) as of December 31, 2025, representing an increase of 17.9% compared to the end of 2024.

(1) Gross segment profit represents net revenues less cost of goods sold.

(2) Non-GAAP income (loss) from operations represents income (loss) from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, "2025 marked a pivotal year for 111, as we steadily advanced our transition to a warehouse partnership model and achieved a key profitability milestone. We delivered non-GAAP operating profitability and positive operating cash flow for both the quarter and the full year. These results underscore the strength of our platform and validate the strategic direction we have set for the Company."

"In 2025, we proactively implemented strategic structural optimization by divesting 100% equity interests in several subsidiaries. Through the divestiture of these entities and our transition to a warehouse partnership model—where we generate recurring commission income rather than bearing operational and capital burdens—we achieved sustained gross margin expansion for the B2B business. We believe this initiative reinforces our focus on pursuing asset-light, profitable growth, strengthening our ability to scale the warehouse partnership network efficiently while maintaining a healthier financial structure."

"Our strategic initiatives are yielding significant results. Promotional products are rapidly reaching pharmacies nationwide through the 111 digital marketing platform. Revenue from all marketing-promoted products increased by 76.2% and gross profit rose 81.7% compared to the same quarter last year. As a notable promotional product, "Cravit" has become our flagship star product, whose monthly sales volume rose sharply from 20,000 boxes at launch in March to a monthly peak of 290,000 boxes in November 2025. GMV generated by the product in 2025 also increased by 368.2% on a year-over-year basis. This success underscores our unique marketing capabilities and has delivered strong momentum to both our upstream and downstream partners."

"Looking ahead, with our solid foundation and strategic optimization, we are well positioned for sustainable, high-quality growth. We have deeply integrated AI applications across our operations to drive meaningfully enhanced efficiency, and will continue to focus on leading the Company's evolution from a digital to an intelligent ecosystem—creating durable long-term opportunities for our partners, customers, and shareholders. Through a more streamlined and intelligent operating model, we aim to drive consistent margin expansion, improve profitability, and deliver enduring value to all stakeholders."

Fourth Quarter 2025 Financial Results

Net revenues were RMB2.8 billion (US$403.3 million), representing a decrease of 26.7% from RMB3.8 billion in the same quarter of 2024.

(In thousands RMB)	For the three months ended December 31,
	2024	2025	YoY
B2B Net Revenue
Product	3,759,824	2,742,449	-27.1%
Service	21,771	21,721	-0.2%

Sub-Total	3,781,595	2,764,170	-26.9%

Cost of Products Sold (3)	3,592,588	2,609,356	-27.4%

Segment Profit	189,007	154,814	-18.1%
Segment Profit %	5.0%	5.6%

(In thousands RMB)	For the three months ended December 31,
	2024	2025	YoY
B2C Net Revenue
Product	62,480	53,027	-15.1%
Service	3,700	2,967	-19.8%

Sub-Total	66,180	55,994	-15.4%

Cost of Products Sold	52,705	45,912	-12.9%

Segment Profit	13,475	10,082	-25.2%
Segment Profit %	20.4%	18.0%

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses.

Operating costs and expenses were RMB2.8 billion (US$403.3 million), representing a decrease of 26.8% from RMB3.9 billion in the same quarter of 2024.

•	Cost of products sold was RMB2.7 billion (US$379.7 million), representing a decrease of 27.2% from RMB3.6 billion in the same quarter of 2024.

•	Fulfillment expenses were RMB74.1 million (US$10.6 million), representing a decrease of 29.1% from RMB104.5 million in the same quarter of 2024. Fulfillment expenses accounted for 2.6% of net revenues this quarter as compared to 2.7% in the same quarter of 2024.

•	Selling and marketing expenses were RMB62.7 million (US$9.0 million), representing a decrease of 17.6% from RMB76.2 million in the same quarter of 2024. Excluding the share-based compensation expenses of RMB0.6 million for the quarter and RMB1.8 million for the same quarter of 2024, respectively, selling and marketing expenses as a percentage of net revenues accounted for 2.2% in the quarter as compared to 1.9% in the same quarter of 2024.

•	General and administrative expenses were RMB18.0 million (US$2.6 million), representing a decrease of 10.6% from RMB20.2 million in the same quarter of 2024. Excluding the share-based compensation expenses, general and administrative expenses as a percentage of net revenues accounted for 0.6% in the quarter as compared to 0.5% in the same quarter of 2024.

•	Technology expenses were RMB14.8 million (US$2.1 million), representing a decrease of 4.2% from RMB15.4 million in the same quarter of 2024. Excluding the share-based compensation expenses of RMB0.1 million for the quarter and RMB1.0 million for the same quarter 2024, respectively, technology expenses as a percentage of net revenues accounted for 0.5% in the quarter as compared to 0.4% in the same quarter of 2024.

Loss from operations was RMB0.3 million (US$0.05 million), representing a significant 95.6% narrowing compared to a loss of RMB7.3 million in the same quarter of 2024. As a percentage of net revenues, loss from operations accounted for 0.01% in the quarter, down from 0.2% in the same quarter of 2024.

Non-GAAP income from operations was RMB0.2 million (US$0.03 million), compared to a non-GAAP loss from operations of RMB2.3 million in the same quarter of 2024, marking a year-over-year turnaround from loss to profit.

Net loss was RMB6.5 million (US$0.9 million), representing an improvement of 48.3% from RMB12.5 million in the same quarter of 2024. As a percentage of net revenues, net loss accounted for 0.2% in the quarter, down from 0.3% in the same quarter of 2024.

Non-GAAP net loss (4) was RMB5.9 million (US$0.9 million), representing an improvement of 20.9% from RMB7.5 million in the same quarter of 2024. As a percentage of net revenues, non-GAAP net loss accounted for 0.2% in the quarter, consistent with the same period last year.

Net loss attributable to ordinary shareholders was RMB16.2 million (US$2.3 million), representing an improvement of 18.2% from RMB19.8 million in the same quarter of 2024. As a percentage of net revenues, net loss attributable to ordinary shareholders accounted for 0.6% in the quarter as compared to 0.5% in the same quarter of 2024.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB15.7 million (US$2.2 million), compared to RMB14.8 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders accounted for 0.6% in the quarter as compared to 0.4% in the same quarter of 2024.

(4) Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the fourth quarter and fiscal year ended December 31, 2025, non-GAAP net loss is used as a meaningful measurement of the operation performance of the Company.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

Fiscal Year 2025 Financial Results

Net revenues were RMB12.6 billion (US$1.8 billion), representing a decrease of 12.8% from RMB14.4 billion in the previous year.

(In thousands RMB)	For the year ended December 31,
	2024	2025	YoY
B2B Net Revenue
Product	14,033,543	12,247,430	-12.7%
Service	89,609	73,775	-17.7%

Sub-Total	14,123,152	12,321,205	-12.8%

Cost of Products Sold	13,357,617	11,641,681	-12.8%

Segment Profit	765,535	679,524	-11.2%
Segment Profit %	5.4%	5.5%

(In thousands RMB)	For the year ended December 31,
	2024	2025	YoY
B2C Net Revenue
Product	261,197	223,217	-14.5%
Service	16,900	11,601	-31.4%

Sub-Total	278,097	234,818	-15.6%

Cost of Products Sold	214,403	190,936	-10.9%

Segment Profit	63,694	43,882	-31.1%
Segment Profit %	22.9%	18.7%

Operating costs and expenses were RMB12.6 billion (US$1.8 billion), representing a decrease of 12.8% from RMB14.4 billion in 2024.

•	Cost of products sold was RMB11.8 billion (US$1.7 billion), representing a decrease of 12.8% from RMB13.6 billion in 2024.

•	Fulfillment expenses were RMB345.2 million (US$49.4 million), representing a decrease of 9.4% from RMB381.0 million in 2024. Fulfillment expenses accounted for 2.7% of net revenues in 2025 as compared to 2.6% in 2024.

•	Selling and marketing expenses were RMB258.6 million (US$37.0 million), representing a decrease of 17.6% from RMB313.9 million in the previous year. Excluding the share-based compensation expenses of RMB4.0 million for 2025 and RMB6.9 million for 2024, respectively, selling and marketing expenses as a percentage of net revenues, decreased to 2.0% in 2025 from 2.1% in 2024.

•	General and administrative expenses were RMB69.5 million (US$9.9 million), representing a decrease of 2.0% from RMB70.9 million in 2024. Excluding the share-based compensation expenses of RMB4.9 million for 2025 and RMB9.2 million for 2024, respectively, general and administrative expenses accounted for 0.5% of net revenues in 2025 as compared to 0.4% in 2024.

•	Technology expenses were RMB60.4 million (US$8.6 million), representing a decrease of 13.3% from RMB69.6 million in 2024. Excluding the share-based compensation expenses of RMB1.1 million for 2025 and RMB4.0 million for 2024, respectively, technology expenses accounted for 0.5% of net revenues in 2025, maintaining the same percentage as 2024.

Loss from operations was RMB2.4 million (US$0.3 million), compared to income from operations of RMB2.1 million in 2024.

Non-GAAP income from operations was RMB7.7 million (US$1.1 million), compared to RMB22.3 million in 2024. As a percentage of net revenues, non-GAAP income from operations accounted for 0.1% in 2025 as compared to 0.2% in 2024.

Net loss was RMB22.5 million (US$3.2 million), compared to RMB20.8 million in 2024. As a percentage of net revenues, net loss accounted for 0.2% in 2025 as compared to 0.1% in 2024.

Non-GAAP net loss was RMB12.5 million (US$1.8 million), compared to RMB0.6 million in 2024. As a percentage of net revenues, non-GAAP net loss accounted for 0.1% in 2025 as compared to 0.004% in 2024.

Net loss attributable to ordinary shareholders was RMB66.4 million (US$9.5 million), compared to RMB64.7 million in 2024. As a percentage of net revenues, net loss attributable to ordinary shareholders accounted for 0.5% in 2025 as compared to 0.4% in 2024.

Non-GAAP net loss attributable to ordinary shareholders was RMB56.3 million (US$8.1 million), compared to RMB44.6 million in 2024.  As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders accounted for 0.4% in 2025, up from 0.3% in 2024.

As of December 31, 2025, the Company held cash and cash equivalents, restricted cash and short-term investments totaling RMB611.3 million (US$87.4 million), compared to RMB518.3 million as of December 31, 2024. To date, amount of RMB1.12 billion has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities. This amount is owed to a group of investors of 1 Pharmacy Technology pursuant to equity investments made in 2020, as previously disclosed. 111 has received redemption requests from certain of such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. Following communication and negotiation, the Company has further reached agreements with, or received commitment letters from, all investors to reschedule the repayments, allowing for phased repayments at extended periods, if the investors exercise their redemption rights. In February 2026, the Company made repayments of approximately RMB189.0 million (US$27.0 million) to all investors of 1 Pharmacy Technology. For further details about such investors’ investments in 1 Pharmacy Technology, please see “Item 4. Information on the Company-A. History and Development of the Company” in the Company’s annual report for the fiscal year ended December 31, 2024.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP income (loss) from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP income (loss) from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in income (loss) from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP income (loss) from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2025.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)
	As of	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	462,289	510,967	73,067
Restricted cash	56,043	50,337	7,198
Short-term investments	-	50,031	7,154
Accounts receivable, net	413,101	259,686	37,135
Notes receivable	78,827	58,617	8,382
Inventories	1,387,403	998,465	142,779
Prepayments and other current assets	251,994	196,756	28,136
Total current assets	2,649,657	2,124,859	303,851
Property and equipment, net	32,903	21,108	3,018
Intangible assets, net	1,437	868	124
Long-term investments	-	-	-
Other non-current assets	14,682	9,285	1,328
Operating lease right-of-use assets	89,071	44,122	6,309
Total assets	2,787,750	2,200,242	314,630

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities:
Short-term borrowings	160,981	187,631	26,831
Accounts payable	1,721,425	1,282,368	183,376
Accrued expense and other current liabilities	460,173	483,676	69,164
Total current liabilities	2,342,579	1,953,675	279,371
Long-term operating lease liabilities	55,448	29,965	4,285
Other non-current liabilities	8,961	2,181	312
Total liabilities	2,406,988	1,985,821	283,968

MEZZANINE EQUITY
Redeemable non-controlling interests	1,038,914	935,917	133,834

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	33	34	5
Ordinary shares Class B	25	25	3
Treasury shares	(5,887)	(5,887)	(842)
Additional paid-in capital	3,172,820	3,181,343	454,926
Accumulated deficit	(3,883,992)	(3,950,384)	(564,897)
Accumulated other comprehensive income	74,357	72,635	10,387
Total shareholders' deficit	(642,644)	(702,234)	(100,418)
Non-controlling interest	(15,508)	(19,262)	(2,754)
Total deficit	(658,152)	(721,496)	(103,172)
Total liabilities, mezzanine equity and deficit	2,787,750	2,200,242	314,630

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues	3,847,775	2,820,164	403,278	14,401,249	12,556,023	1,795,488
Operating costs and expenses:
Cost of products sold	(3,645,293)	(2,655,268)	(379,698)	(13,572,020)	(11,832,617)	(1,692,042)
Fulfillment expenses	(104,476)	(74,058)	(10,590)	(381,035)	(345,222)	(49,366)
Selling and marketing expenses	(76,173)	(62,746)	(8,973)	(313,897)	(258,643)	(36,985)
General and administrative expenses	(20,160)	(18,031)	(2,578)	(70,907)	(69,459)	(9,933)
Technology expenses	(15,410)	(14,769)	(2,112)	(69,635)	(60,391)	(8,636)
Other operating income, net	6,418	4,387	627	8,359	7,932	1,134
Total operating costs and expenses	(3,855,094)	(2,820,485)	(403,324)	(14,399,135)	(12,558,400)	(1,795,828)
(Loss) Income from operations	(7,319)	(321)	(46)	2,114	(2,377)	(340)
Interest income	1,467	932	133	7,041	3,885	556
Interest expense	(5,264)	(11,329)	(1,620)	(28,331)	(35,572)	(5,087)
Foreign exchange (loss) gain	(949)	190	27	(909)	480	69
Other (loss) income, net	(479)	4,039	578	(595)	11,082	1,585
Loss before income taxes	(12,544)	(6,489)	(928)	(20,680)	(22,502)	(3,217)
Income tax expense	(3)	-	-	(96)	(13)	(2)
Net loss	(12,547)	(6,489)	(928)	(20,776)	(22,515)	(3,219)
Net loss attributable to non-controlling interest	8,829	209	30	8,398	4,094	585
Net loss attributable to redeemable non-controlling interest	824	316	45	1,992	1,106	158
Adjustment attributable to redeemable non-controlling interest	(16,947)	(10,257)	(1,467)	(54,357)	(49,077)	(7,018)
Net loss attributable to ordinary shareholders	(19,841)	(16,221)	(2,320)	(64,743)	(66,392)	(9,494)
Other comprehensive loss
Unrealized (loss) gain of available-for-sale securities,	(320)	677	97	1,074	677	97
Realized gain (loss) of available-for-sale debt securities	321	(646)	(92)	(1,217)	(646)	(92)
Foreign currency translation adjustments	1,754	(441)	(63)	1,986	(1,753)	(251)
Comprehensive loss	(18,086)	(16,631)	(2,378)	(62,900)	(68,114)	(9,740)
Loss per ADS:
Basic and diluted	(2.20)	(1.80)	(0.20)	(7.60)	(7.60)	(1.00)
Weighted average number of shares used in computation of loss per share
Basic and diluted	172,757,611	175,251,218	175,251,218	171,835,632	174,026,392	174,026,392

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

Net cash (used in) provided by operating activities	(48,547)	29,871	4,271	263,016	119,142	17,036
Net cash provided by (used in) investing activities	37,517	(22,438)	(3,208)	37,376	(53,723)	(7,681)
Net cash (used in) provided by financing activities	(35,783)	26,561	3,797	(406,236)	(21,194)	(3,031)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	734	(239)	(34)	628	(1,253)	(179)
Net (decrease) increase in cash and cash equivalents, and restricted cash	(46,079)	33,755	4,826	(105,216)	42,972	6,145
Cash and cash equivalents, and restricted cash at the beginning of the period	564,411	527,549	75,439	623,548	518,332	74,120
Cash and cash equivalents, and restricted cash at the end of the period	518,332	561,304	80,265	518,332	561,304	80,265

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

(Loss) Income from operations	(7,319)	(321)	(46)	2,114	(2,377)	(340)
Add: Share-based compensation expenses	5,027	544	78	20,149	10,047	1,437
Non-GAAP (loss) income from operations	(2,292)	223	32	22,263	7,670	1,097

Net loss	(12,547)	(6,489)	(928)	(20,776)	(22,515)	(3,219)
Add: Share-based compensation expenses, net of tax	5,027	544	78	20,149	10,047	1,437
Non-GAAP net loss	(7,520)	(5,945)	(850)	(627)	(12,468)	(1,782)

Net loss attributable to ordinary shareholders	(19,841)	(16,221)	(2,320)	(64,743)	(66,392)	(9,494)
Add: Share-based compensation expenses, net of tax	5,027	544	78	20,149	10,047	1,437
Non-GAAP net loss attributable to ordinary shareholders	(14,814)	(15,677)	(2,242)	(44,594)	(56,345)	(8,057)

Loss per ADS (6): Basic and diluted	(2.20)	(1.80)	(0.20)	(7.60)	(7.60)	(1.00)
Add: Share-based compensation expenses per ADS (6), net of tax	0.60	0.00	0.00	2.40	1.20	0.20
Non-GAAP loss per ADS (6)	(1.60)	(1.80)	(0.20)	(5.20)	(6.40)	(0.80)

(6) Every one ADS represents twenty Class A ordinary shares.